UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Visual Management Systems, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

92845K101
(CUSIP Number)

November 30, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)

☒         Rule 13d-1(c)

☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Enable Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	756,837
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	756,837
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	756,837
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.99%
12.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	Enable Growth Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	756,837
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	756,837
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	756,837
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.99%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	Enable Opportunity Partners, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	756,837
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	756,837
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	756,837
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.99%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	Mitchell S. Levine
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	756,837
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	756,837
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	756,837
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	9.99%
12.		Type of Reporting Person (See Instructions)	IN

Item 1(a).	Name of Issuer:

Visual Management Systems, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

1000 Industrial Way North, Suite C
Toms River, New Jersey 08755

Item 2(a).	Names of Persons Filing:

Enable Capital Management, LLC (“ECM”)

Enable Growth Partners, L.P. (“EGP”)

Enable Opportunity Partners, L.P. (“EOP”)

Mitchell S. Levine

Item 2(b).	Address of Principal Business office of, if none, Residence:

The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA  94111.

Item 2(c).	Citizenship:

Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share

Item 2(e).	CUSIP Number:

92845K101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐      (a)        Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐      (b)        Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐      (c)        Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐      (d)        Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐      (e)        An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐      (f)        An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐      (g)        A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐      (h)        A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐      (i)        A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐      (j)        Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4 and 5 of this Schedule, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by certain investment limited partnerships, including EGP and EOP, and other client accounts, for which ECM serves as general partner and/or investment manager.  ECM, as EGP’s, EOP’s and those other investment limited partnerships’ and client accounts’ general partner and/or investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may therefore be deemed to beneficially own the Securities owned by EGP and EOP and such other investment limited partnerships and client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

As of the date of the event that required filing of this Schedule, EGP was the beneficial owner of: (i) secured convertible debentures (the “Convertible Notes”) convertible into up to 6,588,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below); and (ii) warrants (the “Warrants”) exercisable up to 9,882,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below).  As of the date of the event that required filing of this Schedule, EOP was the beneficial owner of: (i) Convertible Notes convertible into up to 732,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below); and (ii) Warrants exercisable up to 1,098,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below).  As of the date of the event that required filing of this Schedule, other client accounts for which ECM acts as general partner and investment manager were the beneficial owners of: (i) Convertible Notes convertible into up to 180,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below); and (ii) Warrants exercisable up to 270,000 shares of the Issuer’s common stock (subject to the Ownership Limitations described in more detail below).

The conversion of the Convertible Notes and exercise of the Warrants are subject to restrictions (the “Ownership Limitations”) that prohibit conversion and exercise to the extent that, after giving effect to such conversion or exercise, the holder of the Convertible Notes and Warrants (together with such holder’s affiliates, and any other person or entity acting as a group together with such holder or any of such holder’s affiliates) would, as a result of such conversion or exercise, beneficially own in excess of 9.99% of the total number of issued and outstanding shares of the Issuer’s common stock (including for such purposes the shares of the Issuer’s common stock issued upon such conversion and exercise).

Based on 6,819,105 shares of common stock of the Issuer outstanding as of November 15, 2007, as indicated in the Issuer’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, as of the date of the event that required filing of this Schedule, the Reporting Persons had the right (consistent with the Ownership Limitations) to acquire up to 756,837 shares of the Issuer’s common stock through the conversion of the Convertible Notes and exercise of the Warrants.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mr. Levine is, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mr. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, 4 and 5 was derived from the Issuer’s Quarterly Report on Form 10-QSB filed with the SEC on November 19, 2007, in which the Issuer stated that the number of shares of its common stock outstanding as of November 15, 2007 was 6,819,105 shares.  In calculating the aforementioned percentages, the reporting persons have additionally included some of the Securities known by the reporting persons to have been issued subsequent to the filing of the Quarterly Report on Form 10-QSB.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

ECM serves as general partner and investment manager to certain client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s common stock.  Other than as reported in this Schedule, no individual client’s holdings exceed five percent of that common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2008	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE OPPORTUNITY PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 11

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 17, 2008	ENABLE CAPITAL MANAGEMENT, LLC By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE GROWTH PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
ENABLE OPPORTUNITY PARTNERS, L.P. By: Enable Capital Management, LLC, its General Partner By: /s/ Mitchell S. Levine Mitchell S. Levine, its Managing Member
MITCHELL S. LEVINE /s/ Mitchell S. Levine Mitchell S. Levine